

February 22, 2011

Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re:** **Lone Pine Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 31, 2011**
> **File No. 333-171123**

Dear Mr. Marter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comments two, three, four and six from our letter dated January 10, 2011. We note further that you continue to omit a number of exhibits and required disclosure. Please note that we may defer further review of your filing until your registration statement is amended to include the omitted disclosure, other than pricing information.

2. Throughout your document where you provide cross-references to other sections, please provide relevant page numbers.

3. Your next filing will be made 45 days after the end of the fiscal year ended December 31, 2010. Please tell us how you considered Rule 3-01 of Regulation S-X with respect to providing updated financial statements and corresponding disclosures throughout your

filing. Similar requirements exist under Rule 11-02(c) of Regulation S-X for the pro forma financial information in the filing.

Risk Factors, page 15

4.   We note your response to comment 11 from our letter January 10, 2011. Please clarify how your indebtedness, asset sales, or other actions would cause Forest to be in breach of or in default under its credit facility or indentures governing its senior notes.

Notes to unaudited pro forma consolidated financial information, page 57

Note (1), page 57

5.   We note that you are obligated to pay a Canadian dividend tax in connection with the recapitalization of CFOL. Refer to Item 11-02(b)(5) of Regulation S-X and clarify how you considered disclosing an estimate of the Canadian dividend tax. In this manner, it appears that this tax is a nonrecurring charge, which will be included in your statement of operations within the 12 months succeeding the transaction.

In addition, please tell us how you considered recording an adjustment to your pro forma condensed balance sheet. In this manner, Item 11-02(b)(6) of Regulation S-X specifies that a pro forma balance sheet shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are nonrecurring.

Executive compensation, page 119

6.   Please clarify in this section whether your executive officers and directors will participate in the incentive plans of Forest after this offering. If they will participate in such plans, please tell us why you have not filed such plans as exhibits to your registration statement.

Certain Relationships and Related Party Transactions, page 167

7.   We note your response to our prior comment eight from our letter dated January 10, 2011, and reissue the comment in part. Please revise your filing to disclose the approximate dollar value of the amounts involved in each of your transactions with Forest since the beginning of your last fiscal year, or any currently proposed transaction with Forest, if the amount involved exceeds $120,000. For example, and without limitation, please quantify the "pre-determined flat fee" referenced in your discussion of the transition services agreement. In addition, please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to your promissory note payable to Forest.

Certain Canadian federal income tax consequences for holders, page 182

Taxation of non-resident holders, page 184

8.   Please clarify how the tax consequences that you describe for "non-resident holders" apply to U.S. holders.

Exhibits

9.   We note your response to comment 17 from our letter dated January 10, 2011. We also note your disclosure at page 7 that the separation and distribution agreement will provide that Forest will not effect this offering or the spin-off unless Forest has obtained a private letter ruling from the U.S. Internal Revenue Services, and/or an opinion of its outside tax advisor, to the effect that the contribution and the distribution will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended. Please tell us whether you intend to seek acceleration of effectiveness of this registration statement prior to the receipt of such private letter ruling or tax opinion.

10.   We note your disclosure at page 71 that your bank credit facility is part of Forest's bank credit facilities. However, it does not appear from your exhibit index that you intend to file Forest's bank credit facilities as exhibits to your filing. Please advise.

Engineering Comments

11.   We note your response to our prior comment 26. As you indicate on page 93, the use of horizontal drilling is and will be part of your business strategy. Expand your disclosure throughout your filing to address the expense associated with horizontal drilling.   By way of example, address the historical cost associated with your historical drilling operations. Expand the risk factor "We will require substantial capital expenditures…" on page 16 to specifically address this issue as well.

        With regard to the Utica Shale and your response number 26, we note that you have drilled three horizontal test wells. We also note that you plan to "apply horizontal drilling with multi-stage fracturing technology" in the second quarter of 2011. With a view towards possible disclosure, tell us the anticipated cost of that drilling.

12.   In regards to your response to our prior comment 33, you are correct that Instruction 2 to Item 1204 directs the user to omit gas consumed in operations, and other gas that is not sold, from the sales gas that is reported. However, that gas which is omitted from the sales gas is obviously also produced from the reservoir, therefore it has to be included in the quantity that is removed annually from the reservoir when you do the annual reserve reconciliation. Otherwise, the quantity of reserves that you calculate each year in the reserve reconciliation will be too large by the amount of gas that is produced but omitted

from the quantity that is reported as sales gas. Therefore, the sales gas that is calculated and reported by Item 1204 is not the same production figure as reported in the ASC (Topic 932) annual reserve reconciliation tables. Please amend your document to include in the line item of production in the reserve reconciliation table the quantities of gas consumed in operations, flared and injected for each year reported and recalculate the reserves for each period.

13.   In regards to your response to our prior comment 34, if you reduce production because the price becomes too low or postpone or stop development, those reserves are no longer considered to be proved and should be removed as such. You state that you intend to convert the proved undeveloped reserves that you classified as proved on December 31, 2009 to developed reserves within five years. Please tell us if you will convert the proved undeveloped reserves that you classified as proved earlier than 2009 to developed reserves within five years of when you first classified them as proved.

Please quantify the portion of your proved undeveloped reserves which have remained undeveloped for five years or more; identify the specific field or project to which these reserves are assigned; and explain the reasons they have remained undeveloped. Please submit a schedule listing all such fields or projects and the volume of reserves for each such field or project and in total.

For further guidance, you may refer to Question 131.03 of the Oil and Gas Rules Compliance and Disclosure Interpretations, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

14.   In regards to your response to our prior comment 36 please tell us for each year, 2007 and 2008, how much you spent on the development of proved reserves. Also please tell us what was included in the costs that were not part of the development of proved reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alan Baden
        (917) 849-5353